

January 5, 2024

Hung To Pau, Ph.D.
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

> **Re: Advanced Biomed Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-272110**

Dear Hung To Pau:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Amendment No. 9 to Registration Statement on Form S-1

General

1.  We note your revisions to prior comment 1 and reissue in part. Since the filing of the Form S-1, filed on May 22, 2023, certain disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed and we do not believe that your revised disclosure continues to convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior amendments. As examples, and without limitation, we note that your revised disclosure in Amendment No. 9 to the Form S-1 does not address the following points from these previous amendments:

    • Your disclosure on page 40 of Amendment No. 1 to the DRS, submitted March 6, 2023, in the Risk Factors, under the heading "If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless," and elsewhere, that you and your PRC Subsidiary, (1) are not required to obtain permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3) have not received or were denied such permissions by any PRC authorities. Additionally, this page included disclosure that the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the "Opinions on Severely Cracking Down on Illegal Securities Activities According to Law," which emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies and that, given the current PRC regulatory environment, it is uncertain when and whether you or your PRC Subsidiary, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Please also expand this statement to cover your subsidiary in Hong Kong;

- The risk factor heading itself from page 40 to the Form S-1, filed on May 22, 2023: "If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." We note this risk factor was also removed from the Summary Risk Factors in this Amendment No. 9 to the Form S-1;

- Your disclosure concerning the CAC cybersecurity probes opened in July of 2021 and the expert interpretation of the Revised Cybersecurity Measures published on the CAC website on February 17, 2022, as appeared on the cover page of the Amendment No. 1 to the Form S-1 and elsewhere; and

- The following Risk Factor that appeared in the Amendment No. 1 to the Form S-1: "Payment of dividends is subject to restrictions under Nevada and the PRC laws." We note in this regard your response concerning dividends under Nevada law, but please reinstate all disclosure concerning payment of dividends under PRC laws even if, as you note in your response, similar disclosure appears elsewhere.

2. We note your revisions to prior comment 2 and reissue in part. Your disclosure continues to focus on and discloses that the Chinese government may intervene or influence the operation of your Shanghai subsidiary. You state on page 17 in the Summary Risk Factors: "We, through our Shanghai subsidiary, are subject to unique legal risks, and the enforcement of Chinese laws and regulations can change quickly with little advance

notice," and page 39 in the Risk Factors: "Since we our Shanghai subsidiary is located in Mainland China, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects." Please revise to clarify that these risks currently apply to your Shanghai subsidiary and Advanced Biomed HK. Please further revise throughout your prospectus to specifically clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Fang Liu, Esq.